Exhibit 3.1

AMENDMENT NO. 1 TO BYLAWS

OF

FRESH VINE WINE, INC.

(A NEVADA CORPORATION)

Effective Date: January 25, 2024

This Amendment No. 1 (this “Amendment”) to the Bylaws of Fresh Vine Wine, Inc., a Nevada corporation (the “corporation”) (the “Bylaws”), is made effective as of the date first above written in accordance with Article IX of the Bylaws, and hereby amends the Bylaws by adding a new Article XI, as follows:

ARTICLE XI

INAPPLICABILITY OF NRS 78.378 THROUGH 78.3793

Section 11.01. Acquisition of Controlling Interest. The provisions of NRS 78.378 through 78.3793, inclusive, shall not apply to any “acquisition” of a “controlling interest” (as each term is defined therein) in the corporation resulting from the Agreement and Plan of Merger Agreement, dated as of January 25, 2024, by and among the corporation, FVW Merger Sub, Inc., a Colorado corporation, and Notes Live, Inc., a Colorado corporation, or any amendments thereto (the “Merger Agreement”), including without limitation the acquisition of shares of the corporation’s capital stock issued in the “Merger,” or the acquisition of shares of the corporation’s capital stock pursuant to the documents, instruments and arrangements contemplated by the Merger Agreement or upon the consummation of any transactions contemplated thereby, including without limitation (i) any deemed acquisition of shares of the corporation’s capital stock by parties to the Fresh Vine Shareholder Support Agreements (as defined in the Merger Agreement) and related documents by reason of entering into such Fresh Vine Shareholder Support Agreements and related documents, and (ii) the acquisition of shares of the corporation’s common stock upon conversion or exchange of the corporation’s Series A Convertible Preferred Stock (which conversion or exchange is a condition to the closing of the transactions contemplated by the Merger Agreement.

Except as expressly amended or modified by this Amendment, all of the terms and conditions of the Bylaws shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, this Amendment is effective as of the effective date noted above.

By:	/s/ Michael Pruitt
Michael Pruitt, Chief Executive Officer